Exhibit 99.1

COSTAMARE INC. REPORTS RESULTS FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2021

Monaco, March 9, 2022 – Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) today reported unaudited financial results for the fourth quarter (“Q4 2021”) and year ended December 31, 2021.

I.	RECORD PROFITABILITY FOR Q4 2021 AND YEAR ENDED 2021

•	Year end Net Income available to common stockholders of $404.1 million ($3.28 per share).

•	Q4 2021 Net Income available to common stockholders of $153.4 million ($1.24 per share).

•	Year end Adjusted Net Income available to common stockholders[1] of $289.9 million ($2.36 per share).

•	Q4 2021 Adjusted Net Income available to common stockholders[1] of $112.1 million ($0.91 per share).

•	Year end liquidity of $552 million[2].

II.	SPECIAL DIVIDEND

•	The Company has decided to declare a special dividend of $0.50 per common share. The special dividend will be in addition to the regular first quarter 2022 dividend and will be paid at the same time as, and using the same record date as, the regular first quarter 2022 dividend.

III.	SALE AND PURCHASE ACTIVITY

Vessels Disposals

•	Agreement for the sale with forward delivery of the below two containerships (average age 21 years):

-	c/v Maersk Kalamata, 2003-built, 6,644 TEU capacity (latest expected date for the conclusion of the sale in Q1 2023).

-	c/v Sealand Washington, 2000-built, 6,648 TEU capacity (latest expected date for the conclusion of the sale in Q1 2023).

Total gross sale proceeds are estimated to be $150 million, resulting in an estimated capital gain of $95 million.

•	Agreement for the sale with forward delivery of the below three containerships (average age 22 years):

-	c/v Sealand Michigan, 2000-built, 6,648 TEU capacity (latest expected date for the conclusion of the sale in Q4 2022).

-	c/v Sealand Illinois, 2000-built, 6,648 TEU capacity (latest expected date for the conclusion of the sale in Q4 2022).

1 Adjusted Net Income available to common stockholders and respective per share figures are non-GAAP measures and should not be used in isolation or as substitutes for Costamare’s financial results presented in accordance with U.S. generally accepted accounting principles (“GAAP”). For the definition and reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to Exhibit I.

2 Including our share of cash amounting to $5.5 million held in companies co-owned with York Capital Management Advisors LLC (“York”) and $193.3 million of undrawn funds from our two hunting license facilities (adjusted for the $56.7 million already drawn in 2022).

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-	c/v York, 2000-built, 6,648 TEU capacity (latest expected date for the conclusion of the sale in Q4 2022).

Total gross sale proceeds are estimated to be $183 million, resulting in an estimated capital gain of $109 million.

•	Agreement for the sale of the 1997-built, 2,458 TEU containership Messini. The sale is expected to be concluded in Q1 2022 and will result in an estimated capital gain of $17.8 million.

•	Conclusion of the sale of the 2002-built, 4,992 TEU containership ZIM New York, which resulted in a capital gain of approximately $14.0 million.

•	Total estimated capital gains from vessel disposals of $235.8 million.

Vessels Acquisitions

•	Accepted delivery of the 2008-built, 4,578 TEU containership Dyros (ex. Co Kobe), which commenced its time charter with Maersk for a period of between 24.5 to 27.5 months. The vessel acquisition price was $20.0 million.

•	Accepted delivery of another 11 dry bulk vessels (total delivered fleet of 45 vessels), with one additional vessel expected to be delivered in Q1 2022.

IV.	NEW CHARTER ARRANGEMENTS[3]

•	Entered into a total of 35 chartering agreements for our containerships with contracted revenues of $1.4 billion in the aggregate since the beginning of 2021, bringing our contracted revenues to a total of $3.4 billion with a weighted average remaining time charter duration of 4.2 years[4].

•	Selected fixtures of the Company’s containerships since last quarter are shown below:

○	Charter on a forward basis with latest delivery to the charterer in Q4 2023, three 1996-built vessels ranging between 7,400 to 8,000 TEU capacity, for a minimum fixed period of 36 months at a daily rate of $41,500 each. More specifically:

	•	c/v Kure of 7,403 TEU capacity and latest delivery to its new charterers in August 2023.

	•	c/v Maersk Kleven of 8,044 TEU capacity and latest delivery to its new charterers in October 2023.

	•	c/v Maersk Kotka of 8,044 TEU capacity and latest delivery to its new charterers in October 2023.

○	Charter on a forward basis with latest delivery to the charterer in Q4 2022, two 2003-built vessels of 6,500 TEUs for a minimum fixed period of 36 months at a daily rate of $53,000 each. More specifically:

	•	c/v Maersk Kolkata of 6,644 TEU capacity and latest delivery to its new charterers in October 2022.

	•	c/v Maersk Kingston of 6,644 TEU capacity and latest delivery to its new charterers in October 2022.

○	Charter on a forward basis with latest delivery to the charterer in Q2 2023, two 2009/2010-built vessels of 4,250 TEUs for a minimum fixed period of 60 months at an average daily rate of $43,250 each. More specifically:

	•	c/v Vela of 4,258 TEU capacity, latest delivery to its new charterers in April 2023 and at a daily charter rate for the first year of employment at $99,000.

	•	c/v Vulpecula of 4,258 TEU capacity, latest delivery to its new charterers in May 2023 and at a daily charter rate for the first year of employment at $99,000.

3 Please refer to Fleet List tables in Exhibit 99.2 for additional information on vessels employment details.

4 As of March 9, 2022. Total contracted revenues and remaining time charter duration include our share in entities co-owned with York and exclude contracted revenues and time charter duration attributable to our contracted eight newbuilding containerships.

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Total contracted revenues from the above seven fixtures amount to $410 million extending over the next six years5.

V.	NEW DEBT FINANCING AND CAPITAL STRUCTURE

•	New financing agreements / amendments to existing financing agreements since last quarter in excess of $430 million. More specifically:

-	In December 2021, we signed a loan agreement with a leading European financial institution for an amount of up to $55 million for the purposes of refinancing the then existing indebtedness of five dry bulk carriers. The new facility has a tenor of five years, and will mature in January 2027.

-	In December 2021, we signed a loan agreement with a leading European financial institution for an amount of up to $43.5 million for the purposes of refinancing the then existing indebtedness of four dry bulk carriers. The new facility has a tenor of five years, and will mature in December 2026.

-	In December 2021, we signed a hunting license loan agreement with a European financial institution for an amount of up to $100 million for the purposes of financing the acquisition cost of dry bulk vessels. The availability period of this facility expires in December 2022, an amount of $56.7 million has already been drawn and the facility has a maximum tenor of 5 to 6 years following the expiration of the availability period.

-	In December 2021, we extended the availability period of the $150 million hunting license loan facility agreement, originally signed in September 2021. The new availability period expires in June 2022.

-	In January 2022, we signed a loan agreement with a leading European financial institution for an amount of up to $85 million for the purposes of refinancing the then existing indebtedness of five containerships and for general corporate purposes. The new facility has a tenor of four years and will mature in January 2026.

VI.	SHARE REPURCHASE PROGRAM AND DIVIDEND ANNOUNCEMENTS

•	On November 30, 2021, we approved a share repurchase program of up to a maximum $150 million of our common shares and up to a maximum $150 million of our preferred shares. The timing of repurchases and the exact number of shares to be purchased will be determined by the Company’s management, in its discretion.

•	On January 3, 2022, we declared a dividend for the quarter ended December 31, 2021, of $0.115 per share on our common stock, which was paid on February 7, 2022, to stockholders of record of common stock as of January 20, 2022.

•	On January 3, 2022, we declared a dividend of $0.476563 per share on our Series B Preferred Stock, of $0.531250 per share on our Series C Preferred Stock, of $0.546875 per share on our Series D Preferred Stock and of $0.554688 per share on our Series E Preferred Stock, which were all paid on January 18, 2022 to holders of record as of January 14, 2022.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“2021 has been a record year for Costamare. With a fleet of 123 vessels, including 46 dry bulk ships, the Company generated Net Income of above $400 million. As of the end of the year, liquidity stood at $550 million.

On the containerships side, market conditions remained firm with strong demand and logistical disruptions continuing to impact the sector. We chartered a total of 35 secondhand vessels during the year, which added incremental contracted revenues of $1.4 billion. Total contracted revenues amount to $3.4 billion with a weighted average remaining time charter duration of about 4 years.

We have covered substantially all of our containership open days for 2022 and are in the process of arranging employment for the vessels coming off charter next year. At the same time, we agreed to dispose of some older tonnage with forward, year-end deliveries at prices that reflect today’s tight market environment.

5 Assuming the vessels commence their new charters from the latest redelivery dates of their current charterparty agreements.

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Regarding our expansion into the dry bulk shipping business, we entered a market with favorable supply and demand dynamics underpinned by a historically low orderbook. Our dry bulk fleet is currently trading in the spot market generating healthy returns, on the back of timely acquisitions.

In light of the above, the Company has decided to declare a special dividend of $0.50 per common share. While rewarding our shareholders as a result of increased cash flows and profitability, the payment of that dividend is not expected in any way to affect our capacity to continue growing opportunistically in a volatile market environment.”

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Financial Summary

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2020	2021	2020	2021

Voyage revenue	$460,319	$793,639	$119,143	$283,918
Accrued charter revenue (1)	$21,250	$(11,303)	$5,308	$(14,473)
Amortization of Time-charter assumed	$192	$(424)	$48	$39
Voyage revenue adjusted on a cash basis (2)	$481,761	$781,912	$124,499	$269,484

Adjusted Net Income available to common stockholders (3)	$123,671	$289,873	$32,666	$112,070
Weighted Average number of shares	120,696,130	123,070,730	121,817,769	123,737,763
Adjusted Earnings per share (3)	$1.02	$2.36	$0.27	$0.91

Net Income	$8,877	$435,121	$27,075	$161,154
Net Income / (Loss) available to common stockholders	$(21,586)	$404,053	$19,308	$153,387
Weighted Average number of shares	120,696,130	123,070,730	121,817,769	123,737,763
Earnings / (Losses) per share	$(0.18)	$3.28	$0.16	$1.24

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis. The reverse is true for charters with descending rates.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the “Fleet List” tables in Exhibit 99.2.

(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-month periods and years ended December 31, 2021 and 2020. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

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Exhibit I

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2020	2021	2020	2021

Net Income	$8,877	$435,121	$27,075	$161,154
Earnings allocated to Preferred Stock	(31,082)	(31,068)	(7,767)	(7,767)
Gain on retirement of Preferred Stock	619	-	-	-
Net Income / (Loss) available to common stockholders	(21,586)	404,053	19,308	153,387
Accrued charter revenue	21,250	(11,303)	5,308	(14,473)
General and administrative expenses - non-cash component	3,655	7,414	1,239	1,891
Amortization of Time charter assumed	192	(424)	48	39
Realized (gain) / loss on Euro/USD forward contracts (1)	(488)	460	-	434
Vessels’ impairment loss	31,577	-	-	-
(Gain) / loss on sale / disposal of vessels, net	79,120	(45,894)	(499)	(27,819)
Non-recurring, non-cash write-off of loan deferred financing costs	521	964	43	601
Loss on vessels held for sale	7,665	-	7,665	-
Gain on sale of vessel by a jointly owned company with York included in equity gain on investments	-	(5,726)	-	-
Swap’s breakage costs	6	-	-	-
(Gain) / Loss on derivative instruments, excluding interest accrued and realized on non-hedging derivative instruments	1,759	1,246	(446)	27
Gain on sale of equity securities	-	(60,161)	-	(2,017)
Other non-recurring, non-cash items	-	(756)	-	-
Adjusted Net Income available to common stockholders	$123,671	$289,873	$32,666	$112,070
Adjusted Earnings per Share	$1.02	$2.36	$0.27	$0.91
Weighted average number of shares	120,696,130	123,070,730	121,817,769	123,737,763

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income after earnings allocated to preferred stock and gain on retirement of preferred stock, but before non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates, realized (gain)/loss on Euro/USD forward contracts, vessels’ impairment loss, (gain)/loss on sale / disposal of vessels, net, loss on vessels held for sale, gain on sale / disposal of vessel by a jointly owned company with York included in equity gain on investments, gain on sale of equity securities, swap’s breakage costs, non-recurring, non-cash write-off of loan deferred financing costs, general and administrative expenses - non-cash component, non-cash changes in fair value of derivatives and other non-recurring, non-cash items. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting Net Income available to common stockholders are reflected as deductions to Adjusted Net Income available to common stockholders. Charges negatively impacting Net Income available to common stockholders are reflected as increases to Adjusted Net Income available to common stockholders.

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